March 21, 2013

Via Electronic Mail Ms. Lyn Shenk Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549-5546 U.S.A.

Re:	Toyota Motor Corporation
Form 20-F for Fiscal Year Ended March 31, 2012 Filed on June 25, 2012 File No. 001-14948

Dear Ms. Shenk:

We refer to your letter dated October 22, 2012 relating to Toyota Motor Corporation’s (“Toyota” or the “Company”) Annual Report on Form 20-F for the fiscal year ended March 31, 2012, filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 25, 2012, and our response letter thereto dated November 20, 2012 (the “Response Letter”).

In supplement of the Response Letter, we intend to provide in our Form 20-F for the fiscal year ending March 31, 2013 revised disclosure of “Recalls and Other Safety Measures” in “Critical Accounting Estimates” as follows:

Toyota accrues for costs of recalls and other safety measures, as well as product warranty cost described above, included as a component of cost of sales at the time of vehicle sale. Toyota provides for such “liabilities for recalls and other safety measures” at the time of vehicle sales comprehensively by aggregate sales of various models in a certain period by geographical regions instead of by individual models. While there is no difference in the calculation method among geographical regions, Toyota believes it is reasonable to calculate the liabilities by geographical regions because of factors such as varying labor costs among geographical regions.

The “liabilities for the costs of recalls and other safety measures” recorded in the balance sheet is calculated by deducting the “accumulated amount of repair cost paid” from the “expected liability for the cost of recalls and other safety measures”. As such, this liability is evaluated every period based on new data and are adjusted as appropriate. Toyota calculates these liabilities for units sold in the current period and each of the past 10 fiscal years, and aggregates such liabilities in determining the final liability amount.

The “expected liability for the cost of recalls and other safety measures” are calculated by multiplying the “sales unit” by the “expected average repair cost per unit”. The “expected average repair cost per unit” is calculated based on dividing the “accumulated amount of repair cost paid per unit” by the “pattern of payment occurrences”. The “pattern of payment occurrence” represents a ratio that shows the measure of payment occurrence over 10 years based on actual payments with regard to units sold within 10 years.

Factors that may cause a difference between the amount accrued at the time of vehicle sale and actual payment on individual recalls and other safety measures mainly include actual cost of recalls and safety measures during the period being significantly different from the accumulated amount of repair cost paid per unit (generally comprised of parts and labor) and the actual pattern of payment occurrence during the period being significantly different from the pattern of the payment occurrence in the past, which is considered as part of our estimation process for future recalls and other safety measures.

As described above, in estimating the comprehensive provision, the actual cost of individual recalls and other safety measures is included as a component of the calculation such as the accumulated amount of repair cost paid per unit. Thus, an individual recall announcement generally does not directly impact the financial statements when it occurs.

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The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at +81-565-23-2009, by fax at +81-565-23-5721, or Shearman & Sterling LLP (Attention: Masahisa Ikeda) by telephone at +81-3-5251-1601, by fax at +81-3-5251-1602 or by email at mikeda@shearman.com, if you have additional questions or require additional information.

Very truly yours,

/s/ Takahiko Ijichi
Name:	Takahiko Ijichi
Title:	Director, Senior Managing Officer

cc:	Aamira Chaudhry (Securities and Exchange Commission)
Doug Jones (Securities and Exchange Commission)
Masahisa Ikeda (Shearman & Sterling LLP)
Katsunori Sasayama (PricewaterhouseCoopers Aarata)